As filed with the Securities and Exchange Commission on October 2, 2012

Securities Act File No. 333-179431

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(Check appropriate box or boxes)

Pre-Effective Amendment No.

Post-Effective Amendment No. 7

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

(Exact name of Registrant as specified in charter)

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (650) 289-3060

Manuel A. Henriquez

Chief Executive Officer

Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):  ☒  when declared effective pursuant to section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-179431) of Hercules Technology Growth Capital, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements of Hercules Technology Growth Capital, Inc. (the “Company” or the “Registrant”) are included in this registration statement in “Part A—Information Required in a Prospectus”:

2. Exhibits

Exhibit Number	Description
a.1	Articles of Amendment and Restatement.(2)

a.2	Articles of Amendment, dated March 6, 2007.(12)

a.3	Articles of Amendment, dated April 5, 2011.(23)

b	Amended and Restated Bylaws.(2)

d.1	Specimen certificate of the Company’s common stock, par value $.001 per share.(3)

d.2	Form of Indenture and related exhibits(27)

d.3	Form of Warrant Agreement(27)

d.4	Form of Subscription Agent Agreement(27)

d.5	Form of Subscription Certificate(27)

d.6	Statement of Eligibility of Trustee on Form T-1(27)

d.7	Indenture, dated as of March 6, 2012, between the Registrant and U.S. Bank National Association.(31)

d.8	First Supplemental Indenture, dated as of April 17, 2012, between the Registrant and U.S. Bank, National Association.(31)

d.9	Second Supplemental Indenture, dated as of September 24, 2012, between the Registrant and U.S. Bank, National Association.(37)

d.10	Form of 7.00% Senior Note due 2019, dated as of April 17, 2012 (Existing April 2019 Note) (included as part of Exhibit (d)(8)).(31)

d.11	Form of 7.00% Senior Note due 2019, dated as of July 6, 2012 (Additional April 2019 Note).(33)

d.12	Form of 7.00% Senior Note due 2019, dated as of July 12, 2012 (Over-Allotment April 2019 Note).(34)

d.13	Form of 7.00% Senior Note due 2019, dated as of September 24, 2012 (September 2019 Note) (included as part of Exhibit (d)(9)).(37)

d.14*	Form of 7.00% Senior Note due 2019, dated as of October 2, 2012 (Over-Allotment September 2019 Note).

e	Form of Dividend Reinvestment Plan.(4)

f.1	Credit Agreement, dated as of April 12, 2005, between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.(2)

f.2	Pledge and Security Agreement, dated as of April 12, 2005, between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.(2)

Exhibit Number	Description

f.3	First Amendment to Credit and Pledge Security Agreement, dated as of August 1, 2005, between Hercules Technology Growth Capital, Inc. and Alcmene Funding L.L.C.(5)

f.4	Loan Sale Agreement between Hercules Funding LLC and Hercules Technology Growth Capital, Inc., dated as of August 1, 2005.(5)
f.5	Sale and Servicing Agreement among Hercules Funding Trust I, Hercules Funding LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association and Lyon Financial Services, Inc., dated as of August 1, 2005.(5)

f.6	Indenture between Hercules Funding Trust I and U.S. Bank National Association, dated as of August 1, 2005.(5)

f.7	Note Purchase Agreement among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets Realty Corp., dated as of August 1, 2005.(5)

f.8	Second Amendment to Credit and Pledge Security Agreement by and among Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C., as lender and administrative agent for the lenders, dated as of March 6, 2006.(6)

f.9	First Omnibus Amendment by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp., dated as of March 6, 2006.(6)

f.10	Intercreditor Agreement among Hercules Technology Growth Capital, Inc., Alcmene Funding, L.L.C. and Citigroup Global Markets Realty Corp., dated as of March 6, 2006.(6)

f.11	Warrant Participation Agreement between the Company and Citigroup Global Markets Realty Corp., dated as of August 1, 2005.(7)

f.12	Second Amendment to Warrant Participation Agreement, dated as of October 16, 2006.(7)

f.13	Third Amendment to Sale and Servicing Agreement among Hercules Funding Trust I, Hercules Funding LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association and Lyon Financial Services, Inc., dated as of July 28, 2006.(8)

f.14	Second Omnibus Amendment by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp., dated as of December 6, 2006.(9)

f.15	Fifth Amendment to Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp., dated as of March 30, 2007.(13)

f.16	Amended and Restated Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, the Company, U.S. Bank National Association, Lyon Financial Services, Inc., Citigroup Global Markets Inc., and Deutsche Bank AG, dated as of May 2, 2007.(14)

f.17	Fourth Amendment to the Warrant Participation Agreement by and among Hercules Technology Growth Capital, Inc. and Citigroup Global Markets Realty Corp., dated as of May 2, 2007.(15)

f.18	Amended and Restated Note Purchase Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets, Inc., dated as of May 2, 2007.(15)

f.19	First Amendment to Amended and Restated Note Purchase Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets, Inc., dated as of May 7, 2008.(17)

f.20	Second Amendment to Amended and Restated Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc., Citigroup Global Markets Inc., and Deutsche Bank AG, dated as of May 7, 2008.(17)

f.21	Form of SBA Debenture.(18)

f.22	Loan and Security Agreement by and among Hercules Funding II, LLC and Wells Fargo Foothill, LLC, dated as of August 25, 2008.(19)

f.23	Sales and Servicing Agreement among Hercules Funding II, LLC, Hercules Technology Growth Capital, Inc., Lyon Financial Services, Inc. and Wells Fargo Foothill, LLC, dated as of August 25, 2008.(19)

f.24	First Amendment to Loan and Security Agreement by and among Hercules Funding II, LLC and Wells Fargo Foothill, LLC, dated as of April 30, 2009.(20)

f.25	Amended and Restated Loan and Security Agreement by and between Hercules Technology Growth Capital, Inc. and Union Bank, N.A., dated as of November 2, 2011.(22)
f.26	First Amendment to Amended and Restated Loan and Security Agreement, dated as of March 30, 2012, by and among the Company and Union Bank, N.A.(32)

Exhibit Number	Description

f.27	Second Amendment to Amended and Restated Loan and Security Agreement, dated September 17, 2012, by and among the Company and Union Bank, N.A.(36)

f.28	Indenture between Hercules Technology Growth Capital, Inc. and U.S. Bank National Association, dated as of April 15, 2011.(24)

f.29	Form of Note under the Indenture, dated as of April 15, 2011.(24)

f.30	Second Amendment to Loan and Security Agreement by and among Hercules Funding II LLC and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated as of June 20, 2011.(26)

f.31	Second Amendment to Loan and Security Agreement by and among Hercules Fund II LLC and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill), dated as of August 1, 2012.(35)

h.1	Underwriting Agreement, dated as of April 11, 2012, by and among the Registrant and the Underwriters named therein.(31)

h.2	Underwriting Agreement, dated as of July 2, 2012, by and among the Registrant and the Underwriters named therein.(33)

h.3	Underwriting Agreement, dated as of September 19, 2012, by and among the Registrant and the Underwriters named therein.(37)

h.4	Underwriting Agreement, dated as of September 27, 2012, by and among the Registrant and the Underwriter named therein.(38)

i.1	Hercules Technology Growth Capital, Inc. 2004 Equity Incentive Plan (2007 Amendment and Restatement).(11)

i.2	Hercules Technology Growth Capital, Inc. 2006 Non-Employee Director Plan (2007 Amendment and Restatement).(16)

i.3	Form of Incentive Stock Option Award under the 2004 Equity Incentive Plan.(2)

i.4	Form of Nonstatutory Stock Option Award under the 2004 Equity Incentive Plan.(2)

i.5	Form of Restricted Stock Award under the 2004 Equity Incentive Plan.(18)

j	Form of Custody Agreement between the Company and Union Bank of California.(2)

k.1	Form of Registrar Transfer Agency and Service Agreement between the Company and American Stock Transfer & Trust Company.(2)

k.2	Warrant Agreement, dated as of June 22, 2004, between the Company and American Stock Transfer & Trust Company, as warrant agent.(1)

k.3	Lease Agreement, dated as of June 13, 2006, between the Company and 400 Hamilton Associates.(10)

l.1	Opinion of Sutherland Asbill & Brennan LLP.(29)

1.2	Opinion and Consent of Sutherland Asbill & Brennan LLP.(34)

1.3	Opinion and Consent of Sutherland Asbill & Brennan LLP.(37)

1.4	Opinion and Consent of Sutherland Asbill & Brennan LLP.(38)

l.5*	Opinion and Consent of Sutherland Asbill & Brennan LLP.

n.1	Consent of PricewaterhouseCoopers, LLP.(29)

n.2	Consent of Ernst & Young LLP.(30)

n.3	Consent of Sutherland Asbill & Brennan LLP (included in Exhibit l).

n.4	Report of PricewaterhouseCoopers, LLP.(29)

n.5	Consent of Venture Source.(28)

p	Subscription Agreement, dated as of February 2, 2004, between the Company and the subscribers named therein.(2)

r	Code of Ethics.(2)

(s)(1)	Form of Prospectus Supplement For Common Stock Offerings.(27)

(s)(2)	Form of Prospectus Supplement For Preferred Stock Offerings.(27)

(s)(3)	Form of Prospectus Supplement For Debt Offerings.(27)

(s)(4)	Form of Prospectus Supplement For Rights Offerings.(27)

(s)(5)	Form of Prospectus Supplement For Warrant Offerings.(27)

*	Filed herewith.
(1)	Previously filed as part of the Registration Statement on Form N-2 of the Company, as filed on February 22, 2005.
(2)	Previously filed as part of Pre-Effective Amendment No. 1, as filed on May 17, 2005 (File No. 333-122950), to the Registration Statement on Form N-2 of the Company.
(3)	Previously filed as part of Pre-Effective Amendment No. 2, as filed on June 8, 2005 (File No. 333-122950), to the Registration Statement on Form N-2 of the Company.
(4)	Previously filed as part of Post-Effective Amendment No. 1, as filed on June 10, 2005 (File No. 333-122950), to the Registration Statement on Form N-2 of the Company.
(5)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 5, 2005.
(6)	Previously filed as part of Post-Effective Amendment No. 3, as filed on March 9, 2006 (File No. 333-126604), to the Registration Statement on Form N-2 of the Company.

(7)	Previously filed as part of the Pre-Effective Amendment No. 1, as filed on October 17, 2006 (File No. 333-136918), to the Registration Statement on Form N-2 of the Company.
(8)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on July 28, 2006.
(9)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on December 6, 2006.
(10)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 1, 2006.
(11)	Previously filed as part of the Securities to be Offered to Employees in Employee Benefit Plans on Form S-8, as filed June 22, 2007.
(12)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed March 9, 2007.
(13)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed April 3, 2007.
(14)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed May 5, 2007.
(15)	Previously filed as part of the Pre-Effective Amendment No. 1, as filed May 15, 2007 (File No. 333-141828), to the Registration Statement on Form N-2 of the Company.
(16)	Previously filed as part of the Securities to be Offered to Employees in Employee Benefit Plans on Form S-8, as filed October, 10, 2007.
(17)	Previously filed as part of the Pre-Effective Amendment No. 2, as filed June 5, 2008 (File No. 333-150403), to the Registration Statement on Form N-2 of the Company.
(18)	Previously filed as part of the Annual Report on Form 10-K of the Company, as filed on March 16, 2009.
(19)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 27, 2008.
(20)	Previously filed as part of the Quarterly Report on Form 10-Q of the Company, as filed on May 11, 2009.
(21)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on February 17, 2010.
(22)	Previously filed as part of the Current Report on Form 8-K, as filed on November 4, 2011.
(23)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on April 11, 2011.
(24)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on April 18, 2011.
(25)	Previously filed as part of the Pre-Effective Amendment No. 1, as filed on May 2, 2011 (File No. 333-171368) to the Registration Statement on Form N-2 of the Company.
(26)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on June 24, 2011.
(27)	Previously filed as part of the Registration Statement on Form N-2 of the Company, as filed on February 8, 2012 (File No. 333-179431).
(28)	Previously filed as part of the Annual Report on Form 10-K of the Company, as filed on March 9, 2012
(29)	Previously filed as part of Pre-Effective Amendment No. 1, as filed on March 22, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(30)	Previously filed as part of Pre-Effective Amendment No. 2, as filed on March 29, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(31)	Previously filed as part of Post-Effective Amendment No. 1, as filed on April 17, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(32)	Previously filed as part of the Quarterly Report on Form 10-Q of the Company, as filed on May 8, 2012.
(33)	Previously filed as part of Post-Effective Amendment No. 2, as filed on July 6, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(34)	Previously filed as part of Post-Effective Amendment No. 3, as filed on July 12, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(35)	Previously filed as part of Current Report on Form 8-K of the Company, as filed on August 2, 2012.
(36)	Previously filed as part of Post-Effective Amendment No. 4, as filed on September 18, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(37)	Previously filed as part of Post-Effective Amendment No. 5, as filed on September 24, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(38)	Previously filed as part of Post-Effective Amendment No. 6, as filed on October 1, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in any prospectus supplement if any, accompanying this prospectus.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding placement fees):

Amount
SEC registration fee	$22,920
FINRA filing fee	20,500
Nasdaq listing fee	65,000
Accounting fees and expenses	15,000
Legal fees and expenses	250,000
Printing expenses	75,000
Miscellaneous	26,580

Total	$475,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated.

Item 28. Persons Controlled by or Under Common Control

Hercules Technology SBIC Management, LLC is a wholly owned subsidiary of the Company. Hercules Technology SBIC Management, LLC is the general partner of Hercules Technology II, L.P., Hercules Technology III, LP and Hercules Technology IV, LP and the Company owns substantially all of the limited partnership interests in Hercules Technology II, L.P. Hercules Technology III, L.P. and Hercules Funding II LLC, Hercules Technology Management Co. II, Inc., Hercules Technology Management Co. III, Inc., Hercules Technology Management Co. V, Inc., Hercules Technology I, LLC, Hercules Technology II, LLC, Hydra Ventures LLC, Hydra Management Co., Inc. and Hydra Management LLC are wholly owned subsidiaries of the Company. Spa Chakra SBIC Management Corp is a wholly owned subsidiary of Hercules Technology II, L.P. Spa Chakra Acquisition Corp. and Spa Chakra Trademark, LLC are wholly owned subsidiaries of Spa Chakra SBIC Management Corp. Accordingly, the Company may be deemed to control, directly or indirectly, the following entities:

Name	Jurisdiction of Organization
Hercules Technology II, L.P.	Delaware
Hercules Technology III, L.P.	Delaware
Hercules Technology IV, L.P.	Delaware
Hercules Technology SBIC Management, LLC	Delaware
Hercules Funding II, LLC	Delaware
Hercules Technology Management Co II, Inc.	Delaware
Hercules Technology Management Co III, Inc.	Delaware
Hercules Technology Management Co V, Inc.	Delaware
Hercules Technology I, LLC	Delaware
Hercules Technology II LLC	Delaware
Hydra Ventures LLC	Delaware
Hydra Management Co., Inc.	Delaware
Hydra Management LLC	Delaware
Spa Chakra Acquisition Corp.	Indiana
Spa Chakra SBIC Management Corp.	Delaware
Spa Chakra Trademark, LLC	Delaware

Item 29. Number of Holder of Securities

The following table sets forth the approximate number of shareholders of the Company’s common stock as of March 21, 2012:

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	9,300

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and, under certain circumstances and provided certain conditions have been met, advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of its predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Additionally, the Registrant will not indemnify any person with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in the best interests of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Company carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis of up to $3,000,000, subject to a $250,000 retention and the other terms thereof.

The Company has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 31. Business and Other Connections of Investment Advisor

Not applicable.

Item 32. Location of Accounts and Records

The Company maintains at its principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

The Registrant undertakes:

1.	to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

ii.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iii.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

f.	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading; and

5.	Not applicable.

6.	Not applicable.

7.	to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to the Registrant’s net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

8.	to file a post-effective amendment to the registration statement in connection with any rights offering off of the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, and State of California, on the 2nd day of October, 2012.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

/S/ MANUEL A. HENRIQUEZ
Manuel A. Henriquez Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MANUEL A. HENRIQUEZ Manuel A. Henriquez	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	October 2, 2012

/S/ JESSICA BARON Jessica Baron	Chief Financial Officer (principal financial and accounting officer)	October 2, 2012

* Allyn C. Woodward, Jr.	Director	October 2, 2012

* Joseph W. Chow	Director	October 2, 2012

* Robert P. Badavas	Director	October 2, 2012

*	Signed by Manuel A. Henriquez as attorney-in-fact.